UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number: 1–14315

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCI 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NCI Building Systems, Inc.

10943 North Sam Houston Parkway West

Houston, Texas 77064

NCI 401(K) PROFIT SHARING PLAN

December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and 401(k) Benefits

Administration Committee

NCI 401(k) Profit Sharing Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of NCI 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2007 and 2006 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule and fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina L.L.P.

Houston, Texas

June 18, 2008

NCI 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Cash, non-interest bearing	$1,791	$336,324

Investments, at fair value (See Note 3)
Registered investment companies (mutual funds)	100,846,928	80,569,247
Common collective trusts	80,516,142	77,234,300
NCI Building Systems, Inc. common stock	25,718,596	46,400,085

Participant loans	11,243,432	10,742,515

Total investments	218,325,098	214,946,147

Receivables:
Employer’s contribution	3,591,385	4,738,466
Participants’ contributions	97,231	311,901
Due from broker for securities sales	392,979	—
Investment income	1,252,994	382,919

Total receivables	5,334,589	5,433,286

Total assets	223,661,478	220,715,757
Liabilities
Due to broker for securities purchases	394,770	—

Net Assets Available for Benefits at Fair Value	223,266,708	220,715,757
Adjustment From Fair Value to Contract Value for Fully Benefit-responsive Investment Contracts	—	343,465

Net Assets Available for Benefits	$223,266,708	$221,059,222

The accompanying notes are an integral part of these financial statements

NCI 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributable to:
Investment Income:
Net appreciation in fair value of investments (See Note 3)	$—	$21,914,673
Interest and dividends	10,439,354	951,773

Total investment income	10,439,354	22,866,446

Contributions:
Employer – cash	8,395,167	8,190,523
Participants	13,133,994	11,292,315
Rollovers	1,765,593	778,778

Total contributions	23,294,754	20,261,616

Total additions	33,734,108	43,128,062

Deductions from net assets attributable to:
Net depreciation in fair value of investments (See Note 3)	15,600,663	—
Benefits paid directly to participants	15,601,468	14,583,829
Administrative expenses	324,491	52,985

Total deductions	31,526,622	14,636,814

Increase in net assets available for benefits before transfer from merged plan	2,207,486	28,491,248

Transfer from merged plan	—	70,012,728

Increase in Net Assets Available for Benefits	2,207,486	98,503,976
Net Assets Available for Benefits, Beginning of Year	221,059,222	122,555,246

Net Assets Available for Benefits, End of Year	$223,266,708	$221,059,222

The accompanying notes are an integral part of these financial statements

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1: Description of the Plan

The following description of NCI 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the plan administrator.

General

The Plan is a defined contribution plan covering all eligible employees of NCI Building Systems, Inc. and its affiliates (the Company) who have completed three months of service, are employed on the first day of the calendar quarter, and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Merger

In May of 2006, the Company approved the merger of the Robertson-Ceco Savings Plan into the Plan, effective July 31, 2006. As a result, all investments and participant loans were transferred from Robertson-Ceco Savings Plan into the Plan on that date.

Contributions

Participants may contribute a minimum of 1% up to a maximum of 50% of their annual compensation, limited to the maximum limit determined annually by the Internal Revenue Service. Highly compensated employees may defer only 6% according to the Plan Document. The Company contributes to the Plan a matching amount equal to 66.67% of the employee’s contribution to the Plan up to 6% of the participant’s eligible compensation. Additional amounts may be contributed depending upon the Company’s annual return on assets. The Company contribution is made in cash. Participants direct the investment of their contributions as well as the Company’s contribution into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, common/collective trust funds, and the NCI Company Stock Fund as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations of expenses are based on participant earnings or account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

Vesting and Forfeitures

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after 6 years of continuous service. In addition, any former employee of Robertson-Ceco Corporation who was a participant in the Robertson-Ceco Savings Plan as of July 31, 2006 and who became a participant in the Plan on August 1, 2006 as a result of the merger of the plans, is fully vested in all accounts maintained by the Plan for such participant.

A participant becomes fully vested upon death, becoming disabled (as defined in the Plan) or attaining age 65; otherwise, the non-vested balance is forfeited upon termination of service. Forfeitures may be used to pay for Plan administrative expenses and to reduce employer matching contributions. At December 31, 2007 and 2006, forfeited non-vested accounts totaled $63,757 and $51,548, respectively. Also, in 2007 and 2006, employer contributions were reduced by approximately $212,000 and $339,000, respectively, from forfeited non-vested accounts.

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum cash amount equal to the vested value of his account, NCI Common Stock at the value of the NCI Stock Fund equal to the vested value of his account, or subject to minimum distribution rules described in the Plan, continue in the trust in such a manner as though the employee had not terminated his eligibility (if the participant’s account balance is greater than $5,000, excluding rollover contributions).

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 (as adjusted in accordance with the Plan to take into account loans outstanding to a participant during the prior one-year period), or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participants’ account and bear interest at rates that are commensurate with local prevailing rates as determined by the plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-1-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximates fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Plan Tax Status

The Plan obtained its latest determination letter on August 2, 2006, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 3: Investments

The following table presents the Plan’s investments. Investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006 are separately identified.

	2007	2006
NCI Building Systems Inc., common stock 893,317 and 896,620 shares, respectively	$25,718,596	$46,400,085
RVS Retirement PLUS 2040	14,247,202	13,579,435
RVST Equity Index Fund I	27,301,881	27,573,151
RVS Diversified Equity Income	12,222,259	4,068,381
Hartford Gro Opportunities HLS	11,828,172	6,513,626
EuroPacific Growth Fund	17,024,292	3,012,187
NCI Blended Stable Value Fund	50,020,134	46,281,671
Participant loans bearing interest at 4.75% to 10.50%	11,243,432	10,742,515
Investments under 5%	48,719,130	56,775,096

Total investments	$218,325,098	$214,946,147

During the years ended 2007 and 2006, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value by $(15,600,663) and $21,914,673, respectively, as follows:

	2006	2005
Common stocks	$(18,822,727)	$8,409,937
Mutual Funds	904,989	8,868,673
Common / collective trust funds	2,317,075	4,636,063

Net (depreciation) appreciation in fair value	$(15,600,663)	$21,914,673

Interest and dividends realized on the Plan’s investments for the years ended 2007 and 2006 were $10,439,354 and $951,773, respectively.

Note 4: Investment Contract with Insurance Company

In 2006, the Plan entered into a benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual). The investment contract is included in the NCI Blended Stable Value Fund. MassMutual maintains the contributions in a general account. The account is

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. At December 31, 2007, the investment contract, included in the NCI Blended Stable Value Fund, is recorded at contract value, which approximates fair value, and accordingly, no adjustment to fair value was necessary. At December 31, 2006, such investment contract was recorded at fair value with an adjustment to contract value. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than four percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

	2007	2006
Average Yields
Based on actual earnings	4.75%	4.75%
Based on interest rate credited to participants	4.75%	4.75%

The Plan does not allow participants to make any additional contributions to this investment contract.

Note 5: Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Wachovia Bank, N.A. (formerly Ameriprise Trust Company), which is the trustee and the record keeper of the Plan. Additionally, the plan invests in shares of the Company’s common stock and participant loans. Such transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; thus, these transactions are permitted.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

Fees paid by the Plan for trustee and record keeper services amounted to $34,711 and $25,650 for the years ended December 31, 2007 and 2006, respectively.

The Plan incurs expenses related to general administration. The plan sponsor pays these expenses and certain accounting fees relating to the Plan.

Note 6: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 7: Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006, to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$223,266,708	$221,059,222
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(343,465)

Net assets available for benefits per Form 5500	$223,266,708	$220,715,757

Net (depreciation) appreciation in fair value of investments per the financial statements	$(15,600,663)	$21,914,673
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	343,465	(343,465)

Net (depreciation) appreciation in fair value of investments per the Form 5500	$(15,257,198)	$21,571,208

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 8: New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. Based on current assets held by the Plan, the Plan’s management does not expect the adoption of SFAS 157 to have a material impact on the Plan’s financial statements.

Supplemental Schedules

NCI 401(k) Profit Sharing Plan

EIN 76-0127701 PN 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value***
*	RVST EQUITY INDEX FUND I	RVST Collective Funds-Equity**	$27,301,881
*	RVST SMALL CAP VALUE FUND II	RVST Collective Funds-Equity	2,287,811
	PIMCO TOTAL RETURN FUND (ADMIN)	Mutual Funds-Fixed	5,946,144
	COLUMBIA ACORN FUND (CLASS Z)	Mutual Funds-Equity	3,098,475
	HARTFORD GROWTH OPPORTUNITIES HLS (IB)	Mutual Funds-Equity**	11,828,172
	OPPENHEIMER SMALL & MID-CAP VALUE FUND (Y)	Mutual Funds-Equity	4,958,746
*	RVS DIVERSIFIED EQUITY INCOME R4	Mutual Funds-Equity**	12,222,259
*	RVS GROWTH FUND CLASS R4	Mutual Funds-Equity	8,235,984
*	RVS RETIREMENT PLUS 2010 (CLASS Y)	Mutual Funds-Balanced	4,034,227
*	RVS RETIREMENT PLUS 2020 (CLASS Y)	Mutual Funds-Balanced	5,653,127
*	RVS RETIREMENT PLUS 2030 (CLASS Y)	Mutual Funds-Balanced	4,361,205
*	RVS RETIREMENT PLUS 2040 (CLASS Y)	Mutual Funds-Balanced**	14,247,202
	EUROPACIFIC GROWTH FUND (CLASS R-4)	Mutual Funds-Int’l**	17,024,292
	OAKMARK EQUITY AND INCOME FUND (I)	Mutual Funds-Balanced	9,237,095
*	NCI BUILDING SYSTEMS, INC.	Common Stock **	25,718,596
*	EVERGREEN INSTITUTIONAL MONEY MARKET FUND	Collective Funds	906,316
*	NCI BLENDED STABLE VALUE FUND	Collective Funds**	50,020,134
*	PARTICIPANT LOANS	Loans to participants bearing interest at rates ranging from 4.75% to 10.50%**	11,243,432

			$218,325,098

*	Indicates a party-in-interest as defined by ERISA
**	Represents investment comprising at least 5% of net assets available for benefits
***	Cost information is not presented because all investments are participant directed

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCI Building Systems Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NCI BUILDING SYSTEMS INC.
(as administrator of the NCI 401(k) Profit Sharing Plan)

DATE: June 18, 2008	By:	/s/ Mark E. Johnson
	By:	Mark E. Johnson
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm